Exhibit 99.2

2026 (the “Share Consolidation and Reduction”) provided, however, the implementation and timing of such Share Consolidation and Reduction to be determined in the discretion of the Directors . The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment or postponement thereof . 1. RESOLVED, as a special resolution, that subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the Class A ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be reduced and consolidated as follows : Fro m US $ 500 , 70 0 divide d int o 10 , 000 , 00 0 Clas s A ordinar y share s o f a pa r valu e o f US $ 0 . 0 5 each , 500 , 00 0 Clas s B ordinar y share s o f US $ 0 . 001 eac h an d 2 , 000 , 00 0 preferre d share s o f a pa r valu e o f US $ 0 . 000 1 each, To : US $ 500 , 699 . 9 5 divide d int o 3 , 333 , 33 3 Clas s A ordinar y share s o f a pa r valu e o f US $ 0 . 1 5 each , 500 , 00 0 Clas s B ordinar y share s o f US $ 0 . 001 eac h an d 2 , 000 , 00 0 preferre d share s o f a pa r valu e o f US $ 0 . 000 1 each, By: i. The cancellation of one authorised but unissued Class A ordinary share of a par value of US $ 0 . 05 ; and, ii. The consolidation of the remaining 9 , 999 , 999 Class A ordinary shares of a par value of US $ 0 . 05 in the authorised share capital of the Company (including issued and unissued share capital) such that each 3 Class A ordinary shares of a par value of US $ 0 . 05 are consolidated into 1 Class A ordinary share of a par value of US $ 0 . 15 , CHEER HOLDING, INC.  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  Signature Signature, if held jointly Date 2026. Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney. Please mark like this X your votes CONTROL NUMBER PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on March 15 , 2026 . YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK YYY EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail FOR AGAINST ABSTAIN

2026  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS CHEER HOLDING, INC. KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of Cheer Holding, Inc . hereby nominates, constitutes and appoints Bing Zhang and Jia Lu, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the Extraordinary General Meeting of said Company to be held at 19 F, Block B, Xinhua Technology Building, No . 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 on Monday, March 16 , 2026 , at 10 : 00 a . m . , local time, and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of said Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present, upon the following matters : THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S) . IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 . PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY . THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER . IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1 AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF . THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU . (Continued and to be marked, dated and signed on the other side)